SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WOODHEAD INDUSTRIES, INC.
(Name of Subject Company)

WOODHEAD INDUSTRIES, INC.
(Name of Person Filing Statement)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

979438108
(CUSIP Number of Class of Securities)

Robert J. Tortorello
Vice-President, General Counsel and Secretary
Woodhead Industries, Inc.
Three Parkway North, Suite 550,
Deerfield, Illinois 60015
(847) 236-9300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

William R. Kunkel
Skadden, Arps, Slate, Meagher & Flom LLP
333 W. Wacker Drive
Chicago, IL 60606
(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Woodhead Industries, Inc., a Delaware corporation (the “Company” or “Woodhead”). The address of the principal executive offices of the Company is Three Parkway North, Suite 550, Deerfield, Illinois 60015. The telephone number of the Company at its principal executive offices is (847) 236-9300.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and schedules hereto, this “Statement”) relates is the common stock, par value $1.00 per share, of the Company (the “Shares”). As of June 29, 2006, there were 12,498,973 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by MLX Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Molex Incorporated, a Delaware corporation (“Parent” or “Molex”), to acquire each issued and outstanding Share of the Company in exchange for $19.25 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on July 10, 2006 and expires at 12:00 midnight, New York City time, on August 4, 2006, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that represents at least a majority of the Shares then outstanding on a fully diluted basis (the “Minimum Condition”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Molex and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 10, 2006. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) thereto, respectively.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2006, among the Company, Molex and the Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as reasonably practicable following the satisfaction or waiver of the conditions set forth therein, including the completion of the Offer, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a direct wholly-owned subsidiary of Molex. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than treasury Shares and Shares that are owned by (i) Molex, the Purchaser or any other wholly-owned subsidiary of Molex or (ii) stockholders who have properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”)), will, by virtue of the Merger and without any action on the part of holders of Shares, be cancelled and converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”) payable to the holder thereof, upon surrender of the certificate formerly representing such Shares, less any required withholding taxes. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Molex and Purchaser are located at 2222 Wellington Court, Lisle, Illinois 60532, and the telephone number at such principal executive offices is (630) 969-4550.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information contained in the Information Statement attached hereto as Schedule II is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Molex, the Purchaser or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or described below.

The Merger Agreement.  The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Section 12 of the Offer to Purchase (which is being mailed to the Company’s stockholders together with this Statement), which section is hereby incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Confidentiality Agreements.  In connection with Molex’s due diligence investigation of the Company, Confidentiality Agreements, dated April 6, 2005 and February 24, 2006 (the agreement executed on February 24, 2006 is hereinafter referred to as the “Confidentiality Agreement”), were entered into between the Company and Molex. The confidentiality agreements contain customary provisions pursuant to which Molex has agreed to keep confidential all non-public, confidential information relating to the Company disclosed to it by the Company. This summary is qualified in its entirety by reference to the confidentiality agreements, which have been filed as Exhibit (e)(2) and Exhibit (e)(3) to this Statement, and are hereby incorporated herein by reference.

Company Stock Plans.  As of the date hereof, there are outstanding options to purchase Shares (“Company Options”) under the Company’s 1990 Stock Awards Plan, 1993 Stock Awards Plan, 1996 Stock Awards Plan, 1999 Stock Awards Plan and the 2001 Stock Awards Plan (collectively, the “Company Stock Plans”). Pursuant to the terms of each of the Company Stock Plans (other than the 1990 Stock Awards Plan), on the occurrence of a “change of control,” each outstanding option Company Option and Shares subject to restrictions and forfeiture (“Restricted Shares”) will, by the existing terms of such Company Stock Plans and with no action of the Company, Molex or Purchaser, become fully vested and exercisable. The consummation of the Offer is a “change of control” as defined in each of the Company Stock Plans (other than the 1990 Stock Awards Plan, which does not contain provisions addressing a “change of control”).

Pursuant to the Merger Agreement, effective as of the Effective Time, the Company will terminate the Company Stock Plans and each Company Option that is outstanding as of the consummation of the Merger shall be cancelled as of such date, and the holder of each such Company Option that is outstanding as of the consummation of the Merger shall be paid promptly, in exchange for the cancellation of such Company Option, an amount in cash, subject to applicable withholding taxes, equal to the excess, if any, of the Merger Consideration over the exercise price of such Company Option.

As a result of the foregoing, and assuming that the consummation of the Offer occurs on the earliest expiration date possible, a total of 135,000 outstanding unvested Company Options will become vested and exercisable, all of which are held by executive officers of the Company. The numbers of unvested Company Options so vesting, and the approximate dollar value thereof based on the Merger Consideration, for Messrs. Lemaitre, Fisher, Wiedor, Tortorello and Gies (the “Named Executive Officers”) and all executive officers of the Company as a group are, respectively: Mr. Lemaitre, 75,000 and $664,125; Mr. Fisher, 0 and $0; Mr. Wiedor, 30,000 and $201,000; Mr. Tortorello, 0 and $0; Mr. Gies, 30,000 and $201,000; and all executive officers as a group (including the Named Executive Officers), 135,000 and $1,066,125.

Using the same assumptions, the number and approximate dollar value of Restricted Shares held by the Named Executive Officers and all executive officers as a group that will vest upon consummation of the Offer are, respectively: Mr. Lemaitre, 52,500 and $1,010,625; Mr. Fisher, 24,000 and $462,000; Mr. Wiedor, 13,000 and $250,250; Mr. Tortorello, 7,000 and $134,750; Mr. Gies, 11,000 and $211,750; and all executive officers as a group (including the Named Executive Officers), 115,500 and $2,223,375.

Change of Control Agreements.  The Company had previously entered into “double trigger” change of control agreements with each of its Named Executive Officers and certain other executives providing for payments and other benefits if an executive’s employment is terminated by the Company without cause or by the executive for “good reason” on or following a “change of control” as defined in these agreements (collectively, the “Change of Control Agreements”). The purchase of Shares pursuant to the Offer would constitute a “change of control” as that term is defined in the Change of Control Agreements. The Change of Control Agreements are described in the Section of Schedule II to this Statement entitled ‘‘Severance Agreements”. The Company has not entered into any change of control agreements or arrangements with its executive officers or other executives in connection with the Offer or the Merger.

Assuming that each of the executive officers is in fact terminated without cause or resigns for good reason on October 1, 2006, the respective amounts of cash severance payable to them (excluding accrued compensation and excise tax gross-ups) under the Change of Control Agreements are approximately as follows: Mr. Lemaitre, $2,820,000; Mr. Fisher, $1,447,162; Mr. Wiedor, $1,317,832; Mr. Tortorello, $1,000,464; Mr. Gies, $541,173; and all executive officers as a group (including the Named Executive Officers), $8,742,014.

Company Employee Benefit Plans.  Pursuant to the Merger Agreement, Molex has agreed that, for the period commencing with the Effective Time and ending on the first anniversary thereof, it will provide employees of the Surviving Corporation and its subsidiaries with employee benefits (other than options and equity incentives) that are in the aggregate substantially similar to those employee benefits provided to similarly situated employees by the Company and its subsidiaries as of the date of the Merger Agreement; provided, that such covenant will not limit the ability of Molex or the Surviving Corporation to (a) terminate the employment of any of their respective employees after the Effective Time or (b) terminate or amend any employee benefit plan, to the extent permitted by applicable law. Molex also agreed that employees of the Company or any of its subsidiaries shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals, determination of levels of benefits or any other purposes) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any of its subsidiaries to the same extent such service was taken into account for such purposes under comparable employee benefit plans of the Company prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

Indemnification of Directors and Officers.  Pursuant to the Merger Agreement, Molex agrees, for a period of six years following the Effective Time, to cause the Surviving Corporation to indemnify, defend and hold harmless individuals who at the Effective Time were present or former directors or officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in the Company’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement. In addition, the Merger Agreement provides that the provisions relating to exculpation from liability, indemnification and advancement of expenses in the certificate of incorporation and bylaws of the Company will not, for a period of six (6) years after the Effective Time, be amended, repealed or otherwise modified in any manner that would be less favorable to the Indemnified Parties. The Merger Agreement provides that these provisions may be enforced by the Indemnified Parties.

Directors’ and Officers’ Insurance.  The Merger Agreement provides that Molex will cause the Surviving Corporation to maintain, for a period of at least six years after the Effective Time, directors’ and officers’ liability insurance covering those persons who, as of the date of the Merger Agreement, were covered by the Company’s directors’ and officers’ liability insurance policies on terms no less favorable to the insured persons than those of the Company’s directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 200% of the current amount expended by the Company for the Company’s directors’ and officers’ liability insurance policies. The Merger Agreement provides that the Indemnified Parties are intended third-party beneficiaries for purposes of this provision. Notwithstanding the foregoing, the obligations to maintain such insurance described above shall be satisfied if the Company, prior to the Effective Time with the consent of Molex, or the Surviving Corporation, after the Effective Time, shall purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy that (i) has an effective term of six years after the Effective Time,

(ii) covers the Indemnified Parties for actions and omissions occurring at or prior to the Effective Time and (iii) contains terms and conditions (including coverage amounts) that are at least as favorable in the aggregate as the terms and conditions in the policies in effect on the date of the Merger Agreement.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors

The Board of Directors of the Company (the “Board” or the “Board of Directors”), at a meeting held on June 30, 2006, unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and its stockholders. At this meeting, the Board unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

Background

During the late summer of 2004 and early in 2005, the Board of Directors, in consultation with the Company’s senior management, had discussions regarding a variety of strategic alternatives for the Company’s business, including various alternatives for expanding the Company’s business, improving the Company’s competitive position and enhancing stockholder value. During this period, Molex engaged in exploratory discussions with senior management of the Company concerning the potential acquisition by Molex of all or a portion of the Company.

At its meeting on February 3, 2005, the Board of Directors received a series of presentations from the Company’s senior management on the Company’s past and future product portfolio development, market trends with respect to the Company’s products, the then current financial results, management’s financial projections and management’s proposed strategic direction. The Board of Directors reviewed these presentations with representatives of BMO Capital Markets (formerly Harris Nesbitt Corp.) (“BMO Capital”) and BMO Capital made a presentation of the strategic alternatives available to the Company. Following these discussions, the Board instructed management to work with BMO Capital to further develop the Company’s strategic alternatives.

On February 12, 2005, the Board met to receive an update of the actions of management since the prior Board meeting in connection with strategic alternatives being considered by the Company. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) reviewed the Board’s legal duties in the consideration of various strategic alternatives. The Board authorized management to engage BMO Capital as the Company’s financial advisor with respect to its consideration of strategic alternatives.

On February 18, 2005, BMO Capital was engaged by the Company to act as its financial advisor with respect to the Company’s analysis of its strategic options. BMO Capital worked with the Company’s management to prepare a confidential information memorandum and identify a list of potential strategic acquirors (some of whom had previously expressed interest in a strategic relationship with the Company).

In February 2005, BMO Capital had a preliminary meeting with and made a presentation to Molex’s financial advisor concerning a possible transaction involving the Company.

On March 23, 2005, the Board met and reviewed the list of potential strategic acquirors developed by BMO Capital and management and the terms of the confidentiality agreement to be used by the Company in connection with providing information to interested parties. After further discussion, the Board authorized BMO Capital and management to begin contacting parties on the list reviewed at the meeting.

In March and April 2005, BMO Capital initiated contact with 24 potential strategic acquirors and nine of these parties, including Molex, requested the confidential information memorandum following execution of a confidentiality agreement.

In April 2005, a business development executive of Molex based in Europe met with a senior executive of the Company at a trade show in Germany. At such meeting, the executives discussed the Company’s product line and strategic positioning, particularly with respect to the Company’s capabilities in Europe.

In May 2005, BMO Capital received written, non-binding indications of interest from five parties, in the form of four indications of interest for the Company and one indication of interest for a business line. Molex informed BMO Capital that it had decided not to submit a bid for the entire company but expressed continued interest in the Company’s connectivity segment.

In June 2005, BMO Capital held management presentations and site visits with, and provided data room access to, three parties. Molex did not participate in such activities and ceased discussions with the Company in the summer of 2005. BMO Capital received no final binding offers for the Company.

During the rest of the summer of 2005, the Board continued to discuss the Company’s strategic alternatives, including receiving updates on meetings between the Company’s management and a party who had continued to express preliminary interest in acquiring the Company following the conclusion of the process described above. The Board also discussed whether the Company should approach financial sponsors as potential acquirors. At its meeting on September 12, 2005, the Board was informed that the party had determined not to pursue a transaction with the Company at that time.

At its meeting on December 2, 2005, the Board determined to re-initiate the process of exploring the sale of the Company by instructing BMO Capital to work with management to develop an updated confidential information memorandum, identify a broader list of potential strategic and financial acquirors and develop an updated management presentation and data room.

During December 2005 and January 2006, at the request of the Board, BMO Capital made preliminary contact with several potential acquirors, including Molex, regarding a potential transaction involving the Company.

At its meeting on February 2, 2006, the Board authorized BMO Capital to begin contacting parties on the list reviewed at the meeting.

Beginning in February 2006, BMO Capital initiated contact with 107 potential acquirors, comprised of 27 strategic and 80 financial acquirors. Of the 107 parties, 60 signed confidentiality agreements and received the confidential information memorandum.

On February 16, 2006, BMO Capital met with representatives of Molex and its financial advisor regarding a possible transaction involving the Company.

On February 24, 2006, Molex and the Company entered into the Confidentiality Agreement and, on February 27, 2006, a confidential information memorandum was sent to Molex.

On March 8, 2006, Molex and the Company held a meeting to discuss Molex’s questions regarding the Company’s industrial communications and connectivity businesses.

On or around March 8, 2006, the chief executive officer of Company A telephoned Mr. Lemaitre, chief executive officer of the Company, to express Company A’s interest in acquiring the Company. Mr. Lemaitre promptly contacted BMO Capital to inform them of Company A’s interest.

On March 22, 2006, Company A executed a confidentiality agreement with the Company, and the Company provided Company A with the confidential information memorandum.

In April 2006, BMO Capital received 17 written, non-binding indications of interest, comprised of: (i) five indications of interest from strategic acquirors (including Molex and Company A), (ii) six indications of interest from financial sponsors and (iii) six indications of interest for certain business lines (not all business lines received indications of interest).

In April and May 2006, the Company and BMO Capital held management presentations, site visits and data room reviews with four strategic parties interested in the Company, including Molex and Company A.

In April and May 2006, the Company and BMO Capital held management calls with three financial sponsors interested in the Company.

In May 2006, the Company and BMO Capital held management presentations and select information reviews for three parties interested in certain business lines.

On May 26, 2006, BMO Capital sent a bid process letter (the “Bid Letter”) to the three potential strategic acquirors who remained interested, which set forth the process for such interested parties to submit final written proposals to acquire the Company. The Bid Letter included a June 2, 2006 deadline for the submission of written proposals, and required interested parties to include, among other things, (i) the specific price they were prepared to pay for the Company and (ii) a draft merger agreement that they would be willing to execute, marked to show changes from the draft merger agreement supplied by the Company.

On May 29, 2006, representatives of Molex contacted BMO Capital and requested additional time to submit their final written proposal. BMO Capital and the Company agreed to allow Molex until June 6, 2006 to submit its proposal.

On June 2, 2006, the Company received a final written proposal letter from Company A. Company A proposed to acquire the Company through a one-step all cash merger for $19.00 per Share. The proposal letter from Company A did not include a draft merger agreement. Company A stated that because it was proposing a one-step merger transaction rather than a two-step transaction as contemplated by the draft merger agreement supplied by the Company, it did not feel it would be productive at the time to give detailed comments on the draft merger agreement. The proposal letter from Company A included a memo from its outside counsel outlining a summary of the principal issues presented by the draft merger agreement. The proposal submitted by Company A was subject to a financing contingency. Company A included with its proposal a commitment letter from Harris N.A. and Bank of Montreal to provide up to $450,000,000 in financing, which letter was subject to certain conditions, including there being no material adverse change in the business, condition, operations, performance, properties or prospects of Company A or the Company since the date of their last respective audited financial statements, and was to expire at 5:00 Chicago time on June 2, 2006.

On June 2, 2006, Molex orally outlined its proposed bid with BMO Capital, subject to review and input from Molex’s board of directors.

On June 6, 2006, the Company received a final written proposal from Molex. Molex’s proposal provided for the acquisition of the Company pursuant to a two-step tender offer/merger transaction for $18.00 per Share. Molex included a copy of a draft merger agreement that it would be willing to execute and a copy marked to show the changes from the draft provided by the Company, as well as a memorandum providing an overview of the material changes. Molex indicated that it would pay the proposed purchase price in cash from available sources, and that its proposal would not be contingent on obtaining financing.

On June 9, 2006, a conference call was held with members of the Board and representatives from BMO Capital and Skadden Arps to discuss the proposals received from Molex and Company A. The Board instructed BMO Capital to contact Molex and Company A for clarification of certain aspects of their proposals.

On June 13, 2006, a conference call was held with members of the Board and representatives from BMO Capital and Skadden Arps to discuss the proposals received from Molex and Company A and to provide an update on their respective due diligence activities. The Board instructed BMO Capital to contact Molex and Company A and provide the Board’s comments with respect to certain aspects of their proposals. With respect to the Molex proposal, BMO Capital informed Molex that its price was inferior and, with respect to the proposal of Company A, BMO Capital informed Company A that it should consider a two-step tender offer/merger structure and removal of its financing contingency, among other things.

On June 13 and June 14, 2006, representatives of the Company and Company A met to discuss the Company’s connectivity segment.

Beginning during the week of June 12 and continuing during the weeks of June 19 and 26, numerous representatives of Molex and their legal and financial advisors conducted extensive due diligence on our business, legal and financial records, met with our management to discuss our business and visited our manufacturing facilities.

On June 19, 2006, Company A sent a revised final proposal letter reaffirming their offer at $19.00 per Share. The revised letter indicated that Company A’s board of directors was supporting the proposal and removed most of the outstanding diligence items. The offer continued to contain a financing condition and utilize a one-step merger structure and required employment agreements with certain members of management.

On June 19, 2006, Skadden Arps sent a memorandum to Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”), Molex’s legal counsel, which included a list of significant issues with respect to the draft merger agreement submitted by Molex with its June 6, 2006 proposal.

On June 20, 2006, representatives of Skadden Arps and Sonnenschein met at the offices of Skadden Arps in Chicago to discuss the draft merger agreement. Following these discussions, Skadden Arps distributed a revised draft of the merger agreement to Sonnenschein.

On June 23, 2006, Skadden Arps received comments to the draft merger agreement from Company A’s outside counsel and BMO Capital received term sheets for the management employment agreements requested by Company A.

On June 26, 2006, Skadden Arps sent a memorandum to Company A’s outside counsel, which included a list of significant issues raised by the comments to the draft merger agreement submitted by Company A on June 23, 2006. The issues included, among other things, the one-step merger transaction structure, the financing condition, the scope of the Company’s representations and warranties and the size of the termination fee proposed by Company A.

On June 26, 2006, Company A sent a letter reiterating its interest at $19.00 per Share and explaining its rationale for the one-step merger structure and its need for a financing condition. BMO Capital contacted representatives of Company A and reiterated that the one-step merger structure would likely extend the time to close the transaction as opposed to the two-step tender offer/merger structure and reemphasized the need for Company A to try to delete the financing condition.

On June 27, 2006, Molex reconfirmed its proposal to acquire the Company pursuant to a two-step tender offer/merger transaction for $18.00 per Share.

On June 28, 2006, the Board met to review the transactions proposed by Molex and Company A. During that meeting, Skadden Arps provided the board with advice on the Board’s fiduciary duties in considering the transactions and reviewed in detail the terms of the transactions proposed by Molex and Company A. Representatives of BMO Capital presented a summary of their financial analysis of the transactions. Following discussions, the Board instructed BMO Capital to contact Molex and determine if it would be willing to increase its offer to $19.00 per Share. Molex responded by increasing its price to $18.50 per Share subject to reaching agreement on certain terms of the proposed transaction. The Board then discussed the merits of the two proposals and determined it would proceed with negotiations with Company A unless Molex raised its price to $18.75 per Share. The Board instructed Skadden, Arps and BMO Capital to contact Company A when no increase from Molex was forthcoming. However, during discussions with Company A where Company A continued to reiterate its proposal of June 26, Molex contacted BMO Capital and indicated it was prepared to raise its price to $18.75 per Share. Following Molex’s price increase, BMO Capital informed Company A that the Board would be meeting on the morning of June 29 and instructed Company A to present its best and final offer prior to that time.

On the morning of June 29, 2006, the Board met and determined that Molex’s offer of $18.75 per Share was superior to Company A’s offer of June 26 and instructed Skadden Arps to try to conclude its negotiations with Molex for a Board meeting on July 2, 2006.

During the afternoon of June 29, 2006, Company A submitted a revised proposal in which it raised the price to $19.50 per Share, retained the financing condition, continued to utilize the one-step merger structure and requested exclusivity. Company A’s investment bankers also indicated to BMO Capital that Company A may consider increasing its bid to $19.75 per Share.

During the evening of June 29, 2006, the Board met to discuss the revised proposal from Company A. The Board instructed BMO Capital to contact Molex and determine if Molex were prepared to increase its bid. Molex indicated a willingness to raise its bid to $19.00 per Share and said it would discuss with its board of directors increasing its bid to $19.25 per Share at a board meeting on the morning of June 30 if the Company and its representatives would continue to negotiate through the night so that an agreement could be announced as early as the morning of June 30 if an agreement on price was reached.

Throughout the day and evening of June 29, 2006 and the morning of June 30, 2006, representatives of Skadden Arps and Sonnenschein negotiated and exchanged drafts of the Merger Agreement, and, in consultation with representatives of the Company and Molex, held discussions to resolve outstanding issues in the agreement, including the conditions to the Offer, termination rights and the amount of the termination fee.

On the morning of June 30, 2006, BMO Capital was contacted by Molex and informed that it was prepared to raise its price to $19.25 per Share if the Company would execute a definitive merger agreement that morning.

On June 30, 2006, the Board met to review the proposals submitted by Molex and Company A. During the meeting, Skadden Arps again provided the Board with advice on the Board’s fiduciary duties in considering the transactions. Skadden Arps then reviewed in detail the proposed terms of the Merger Agreement, including, among other things, the structure of the transaction and the Offer, the conditions to the Offer, the Company’s representations, warranties and covenants, the ability of the Company to receive (but not solicit) alternative proposals for the acquisition of the Company, termination rights of Molex and the Company (including the Company’s right to terminate to accept a superior proposal), the circumstances in which a termination fee would be payable by the Company, the absence of any financing condition and the remedies of the Company against Molex in the event that Molex did not complete the transaction in breach of the Merger Agreement. During the meeting, Company A’s financial advisor sent an email to BMO Capital indicating that Company A had developed three alternatives that they were prepared to take to their board of directors and asking the Company to consider these options and indicate to them which option the Company preferred. The three alternatives were as follows: (i) pay $19.75 per Share for all shares and maintain the financing condition; (ii) remain at $19.50 per Share and offer a $3,000,000 reverse break-up fee, to be paid by Company A to the Company in the event that the transaction does not close because of the financing condition and (iii) remain at $19.50 per Share, secure a bridge financing arrangement satisfactory to Company A simultaneous with execution of the merger agreement and remove the financing condition. After extensive discussions, the Board determined that Molex’s offer was superior to each of these alternatives. Representatives of BMO Capital then delivered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of June 30, 2006, the $19.25 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Board then voted unanimously to approve, adopt and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On June 30, 2006, Molex, Purchaser and the Company executed the definitive Merger Agreement. The Company and Molex publicly announced the transaction through the issuance of a joint press release.

Reasons for the Recommendation of the Board of Directors

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

Transaction Financial Terms/Premium to Market Price.  The Board considered the relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of the Company’s common stock. The Offer Price of $19.25 per Share represented a 16.03% premium over the $16.59 closing price of such Shares on June 29, 2006 (the last trading day prior to the announcement of the Merger Agreement), a 2.34% premium over the 52-week high trading price of $18.81 per Share on May 19, 2006, and a 62.86% premium over the 52-week low trading price of the Shares of $11.82 on November 18, 2005. The Offer Price also represented premiums ranging from 14.1% to 30.0% over the trailing average prices for the Shares for periods ranging from the last month to the last twelve months.

Timing for Obtaining Consideration.  The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of the Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

No Financing Condition.  The Board considered the fact that the Offer would not be subject to a financing condition, that Molex has significant financial capacity and sufficient funds available to close the Offer and the Merger and the related transactions.

Cash Consideration.  The Board viewed as desirable that the Offer Price and Merger Consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of the Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

Opinion of Financial Advisor.  The written opinion of BMO Capital that, as of June 30, 2006 and based upon and subject to the factors and assumptions set forth therein, the $19.25 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of BMO Capital, dated June 30, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule I. BMO Capital provided its opinion for the information and assistance of the Company’s Board of Directors in connection with its consideration of the Offer and the Merger. The BMO Capital opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to an engagement letter between the Company and BMO Capital, the Company has agreed to pay BMO Capital a transaction fee, a substantial portion of which is payable upon consummation of the Offer.

The Company’s Operating and Financial Condition.  The Board considered the current and historical financial condition and results of operations of the Company, and the current and potential economic and operating conditions in the various businesses in which the Company operates.

Company’s Strategic Business Plan.  The Board considered the Company’s strategic business plan and the assumptions underlying such plan (including current and potential conditions in the industries in which the Company’s businesses operate), the potential market valuation of the Shares assuming the plan’s goals were achieved, and the risks involved in achieving the plan’s goals.

Strategic Alternatives.  The Board considered the presentations of the Company’s management, BMO Capital and its own review with respect to trends in the industries in which the Company’s businesses operate and the strategic alternatives available to the Company, including remaining an independent public company, the possibility of spinning off or selling one or more of its existing businesses or being acquired by other companies, the possibility of acquisitions or mergers with other companies in such industries and other transactions, as well as the potential values, risks and uncertainties associated with such alternatives. The Board determined not to pursue other strategic alternatives in light of its belief that the Offer and the Merger maximized stockholder value and represented the best transaction reasonably available to stockholders.

Alternative Proposals.  The Board considered, after discussions with BMO Capital and the Company’s senior management, that in light of (i) the limited number of possible strategic acquirors in the industries in which the Company operates who had expressed interest in acquiring the Company, (ii) significantly lower range of prices indicated by potential financial acquirors and (iii) the price offered by Molex, it was unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its stockholders than the Offer and the Merger. The Board considered the possibility of continuing discussions with Company A prior to entering into an agreement with Molex but concluded not to pursue this course of action in light of: (i) the attractive price offered by Molex; (ii) the likelihood that Molex would withdraw its offer if the Company did not accept its proposal on June 30 and instead continued to negotiate with Company A; (iii) the fact that the one-step merger transaction proposed by Company A would likely take significantly longer to complete; (iv) the potential uncertainty that remained with the three alternatives proposed by Company A due to the continued presence of a financing contingency in two of the proposals, and the fact that Company A had yet to secure the required bridge financing for its third proposal; (v) the fact that the Merger Agreement with Molex was completely negotiated whereas the draft agreement proposed by Company A had significant issues yet to be resolved; (vi) the lack of assurance that there would be another opportunity for the Company’s stockholders to receive a premium as significant as that contemplated by the Offer if Molex were to withdraw its offer and the Company was unable to finalize an agreement with Company A; and (vii) the right of the Company to terminate the Merger Agreement to pursue a superior proposal and the circumstances when a termination fee would be payable under the Merger Agreement, as well as the other factors described in this section.

Likelihood of Consummation.  The Board considered that the Offer and the Merger would likely be consummated in light of the fact that (i) Molex has the financial ability and willingness to consummate the Offer and the Merger, (ii) the Offer and the Merger are not subject to any financing condition, (iii) the Offer and the Merger are subject to limited conditions and (iv) the proposed transaction was likely to receive prompt regulatory clearance.

Ability to Consider Alternative Transactions.  The Board viewed favorably the fact that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, it may furnish information to and participate in negotiations with third parties in response to a bona fide written acquisition proposal if (a) the Board reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, that (i) the person submitting such acquisition proposal is reasonably capable of consummating such acquisition proposal taking into account the legal, financial, regulatory and other aspects of such acquisition proposal and (ii) such person’s acquisition proposal constitutes or would reasonably be expected to constitute or result in a superior proposal to the Offer, (b) the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would result in a reasonable likelihood of a breach of the fiduciary duties of the Board to the Company’s stockholders under applicable law, (c) as promptly as practicable (and in no event later than 24 hours) following any determination by the Board referred to in clauses (a) or (b) above the Company gives Molex written notice of such determination and at least 24 hours prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such person, the Company gives Molex written notice of the Company’s intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such person, (d) in each such case, the Board has received from the person being furnished or disclosed any nonpublic information, an executed confidentiality agreement (the subject matter of which shall be limited to the protection of nonpublic information and standstill provisions) on terms no less favorable to the Company than those contained in the confidentiality agreement entered into between the Company and Molex, which confidentiality agreement shall in no event provide such person with any exclusive right to negotiate with the Company or have the effect of prohibiting the Company from satisfying its obligations under the Merger Agreement and (e) simultaneously with or prior to furnishing or disclosing any nonpublic information to such person, the Company furnishes such information to Molex (to the extent such information has not been previously delivered or made available by the Company to Molex).

Ability to Terminate for a Superior Proposal.  The Board viewed favorably the fact that the Board of Directors is permitted, subject to the payment to Molex of a $7.0 million termination fee and up to $2.5 million of certain reimbursable expenses, to terminate the Merger Agreement if, prior to consummation of the Offer, (i) the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Company has received a superior proposal and (ii) Molex is provided with an opportunity to modify the terms of the Offer in response to such proposal. The Board also believed that the termination fee was reasonable and would not be expected to materially deter an alternative acquisition proposal.

Minimum Condition; Terms of the Offer.  The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to a Minimum Condition and the fact that Purchaser may not waive the Minimum Condition without the Company’s consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Purchaser from changing the terms of the Offer without the consent of the Company in a manner that (i) decreases the Offer Price, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares sought to be purchased in the Offer or the Minimum Condition, (iv) imposes conditions to the Offer in addition to those set forth in the Merger Agreement or modifies the conditions set forth in the Merger Agreement or (v) amends any other term of the Offer in a manner adverse to the holders of the Shares.

Board Composition.  The Board considered the provisions of the Merger Agreement that require that, following the designation of individuals to the Board of Directors by Purchaser after completion of the Offer, and until the Effective Time of the Merger, at least three current directors who are not officers of the Company (the “Original Directors”) will remain on the Board and the audit committee of the Board. As described in Section 12 of the Offer to Purchase under “Directors”, during such period the affirmative vote of a majority of the Original Directors will be required for the Company to (a) amend or terminate the Merger Agreement or to consent to any amendment or termination of the Merger Agreement, (b) exercise or waive any of the Company’s rights, benefits or remedies thereunder or (c) take any other action by the Board under or in connection with the Merger Agreement.

Future Operations of the Company.  The Board also considered management’s belief that the Company and Molex have similar corporate cultures and values; that Molex has been extremely successful in its business and operations; that Molex has an excellent reputation and significant financial strength; and that the transaction would be a favorable transaction for the Company’s employees, customers and suppliers and the communities in which the Company is located.

Impact of the Transaction on Interim Operations of the Company.  The Board considered the possible negative impact on the business of the Company between signing and closing due to the announcement of the Offer, and the covenants made by the Company relating to the operation of its business between signing of the Merger Agreement and closing of the Offer.

Interests of Certain Persons.  In making its recommendation, the Board was aware of and took into consideration the interests of certain executives of the Company, including Mr. Lemaitre, the Chairman and Chief Executive Officer of the Company and a member of the Board, in the Offer and the Merger as a result of the arrangements referred to in Item 3 of this Statement.

The foregoing discussion of the information and factors considered by the Company’s Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that the Company’s stockholders tender their Shares in the Offer.

Opinion of Financial Advisor

On June 30, 2006, BMO Capital delivered its oral opinion, subsequently confirmed in writing, to the Board of Directors of the Company that, as of such date and based upon and subject to the assumptions, conditions and limitations stated in its opinion, the $19.25 per Share in cash (the “Per Share Cash Consideration”) to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of BMO Capital, dated June 30, 2006, which sets forth, among other things, assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Schedule I to this document. The following summary of BMO

Capital’s opinion is qualified in its entirety by reference to the full text of the opinion. The opinion expressed by BMO Capital was provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement, and such opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Offer or the Merger or any aspect thereof and is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. You are urged to read the opinion carefully and in its entirety.

In connection with its opinion, BMO Capital reviewed, among other things:

•	the Merger Agreement;

•	certain publicly available filings of the Company with the Securities and Exchange Commission including, but not limited to, the Form 10-K/A for the year ended October 1, 2005, the Form 10-Q/A for the period ended December 31, 2005 and the Form 10-Q for the period ended April 1, 2006;

•	historical stock prices and trading activity of the Shares;

•	management prepared projected financial statements of the Company for the fiscal years ending September 30, 2006 through 2011; and

•	independent third party research and estimates.

BMO Capital also held discussions with members of the management of the Company regarding the past and current business operations, financial condition and future prospects of the Company.

In addition, BMO Capital:

•	reviewed certain financial and stock market information for selected publicly traded companies that it deemed to be relevant;

•	reviewed the financial terms, to the extent publicly available, of selected recent acquisitions of companies which it deemed to be relevant; and

•	performed such other studies and analyses, and conducted such discussions, as it considered appropriate.

In rendering its opinion, BMO Capital assumed and relied upon the accuracy and completeness of all of the foregoing information. BMO Capital did not independently verify such information, undertake an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, and was not furnished with any such appraisals. BMO Capital did not evaluate the solvency or fair value of the Company or its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, BMO Capital did not assume any obligation to conduct, and did not conduct, any due diligence or any physical inspection of the properties or facilities of the Company or its subsidiaries. With respect to the financial forecasts for the Company prepared by the Company’s management, BMO Capital was advised by the Company and BMO Capital assumed, without independent investigation, that such forecasts were reasonably prepared and reflected the best then available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

BMO Capital’s opinion was necessarily based upon financial, economic, market and other conditions as they existed, and the information made available to BMO Capital, as of the date of the opinion. BMO Capital does not have any obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to BMO Capital’s attention after the date of the opinion.

BMO Capital’s opinion relates solely to the fairness, from a financial point of view, of the Per Share Cash Consideration as of the date of the opinion. BMO Capital’s opinion did not express any opinion as to the relative merits of the transactions contemplated by the Merger Agreement and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the transactions contemplated by the Merger Agreement or the decision of the Board of Directors of the Company to proceed with the transactions contemplated by the Merger Agreement, nor did it express any opinion on the structure, terms or effect of any other aspect of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. BMO Capital is not an expert in, and its opinion does not address, any of the legal, tax or accounting aspects of the proposed transaction. BMO Capital relied, as to such matters, on the Company’s legal, tax and accounting advisors.

The following is a summary of the material financial analyses performed by BMO Capital in connection with providing its opinion to the Board of Directors of the Company. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by BMO Capital, the tables must be read together with the accompanying text of each summary.

Offer Price Summary

BMO Capital assumed an offer price (referred to as the “Offer Price”) of $19.25 per Share in cash for all of the issued and outstanding Shares. BMO Capital then reviewed the range and average closing price of the Shares over various periods ending on June 29, 2006. These prices are referred to as the “Period Closing Prices” and “Period Average Closing Prices”. BMO Capital then calculated the implied premiums represented by the Offer Price using the Period Closing Prices and Period Average Closing Prices.

This summary indicated the following:

	Equity Value Premiums Paid
	Period Closing Prices					Period Average Closing Prices
		52 Week	52 Week
	6/29/06	High	Low	30 Day	2/27/06(1)	1 Month	3 Month	6 Month	12 Month

Closing Price	$16.59	$18.81	$11.82	$17.49	$14.50	$16.72	$16.87	$16.26	$14.80
Premium represented by Offer Price	16.0%	2.3%	62.9%	10.1%	32.8%	15.1%	14.1%	18.4%	30.0%

(1)	Date BMO Capital reinitiated marketing process

Selected Comparable Company Trading Analysis

BMO Capital reviewed and compared selected financial information, ratios and implied multiples for the Company to corresponding financial information, ratios and public market multiples for the following selected publicly traded electrical and machinery components, equipment and connector companies with market capitalizations, as of the date of the opinion, between $100 million and $500 million and with positive earnings for the trailing twelve month period.

•	AZZ Incorporated

•	Bel Fuse Inc.

•	LaBarge Inc.

•	Lamson & Sessions Co.

•	Methode Electronics Inc.

The multiples and ratios were calculated by BMO Capital using the closing price for each of the selected companies on June 29, 2006 and its latest publicly available quarterly or annual filing. The applicable financial data for the Company was taken from its April 1, 2006 Form 10-Q and its October 1, 2005 Form 10-K/A.

BMO Capital calculated the following multiples for the selected comparable companies, which BMO Capital compared to the implied results for the Company:

•	Price/Last Twelve Months (referred to as “LTM”) Earnings

•	Price/Calendar Year 2006 Estimated Earnings

•	Enterprise Value (“EV”)/LTM Earnings before Interest, Taxes, Depreciation and Amortization (referred to as “EBITDA”)

•	Enterprise Value/Calendar Year 2006 Estimated EBITDA

•	Enterprise Value/LTM Sales

The results of these analyses are summarized as follows:

				Company
Ratio	Range	Median		Implied(2)

Price/LTM Earnings(1)	15.2x - 18.4x	17.0	x	21.4x
Price/2006 Estimated Earnings	13.6x - 16.0x	15.1	x	22.4x
EV/LTM EBITDA(1)	7.0x - 8.4x	7.7	x	9.2x
EV/2006 Estimated EBITDA	7.6x - 7.7x	7.7	x	8.7x
EV/LTM Sales(1)	0.9x - 1.1x	1.0	x	1.2x

(1)	Last twelve months ended March 31, 2006.

(2)	Based on the Offer Price of $19.25 per Share; the Company’s forward figures represent current fiscal year estimates for the year ending September 30, 2006.

None of the selected comparable companies is identical to the Company. Accordingly, any analysis of the selected publicly traded comparable companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that could affect the public trading values and financial information of the selected comparable companies.

Selected Precedent Transactions Analysis

BMO Capital analyzed certain publicly available information relating to five selected completed transactions that were considered to be in the same or similar lines of business as one or more of the Company’s four business lines and that were completed since June 2002. The following table lists the transactions analyzed by BMO Capital:

Target	Acquiror

FCI SA	Bain Capital, Inc.
Legrand SA	Kohlberg Kravis Roberts & Co
Deutsch Engineered Connecting Devices	Wendel Investissement
Teradyne Connection Systems (TCS)	Amphenol Corp.
Hellermann Tyton Corporation	Doughty Hanson & Co.

BMO Capital calculated the EV/LTM EBITDA multiples based on publicly available information and third party research estimates for each of the selected transactions. BMO Capital compared the transaction multiples for the selected transactions to the implied multiple for the Company based on the Offer Price of $19.25 per Share.

The results of this analysis are summarized as follows:

				Company
Ratio	Range	Mean		Implied

EV/LTM EBITDA	8.0x - 10.0x	9.0	x	9.2x

None of the selected transactions is identical to the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the prices paid and other financial information in the selected transactions.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, BMO Capital calculated the present value of the estimated equity free cash flows of the Company for the fiscal years 2007 to 2011 and a residual value at 2011, based upon projections prepared by the management of the Company. BMO Capital determined certain equity value reference ranges for the Company based upon the sum of (i) the discounted value (using discount rates ranging from 13% to 14%) of the estimated equity free cash flows of the Company plus (ii) the discounted value (using various discount rates from 13% to 14%) of the residual value of the Company, calculated using estimated exit value multiple ranges from 7.0x to 8.0x EBITDA.

This analysis indicated an implied equity value reference range per Share of $16.67 to $18.99.

Leveraged Buyout Analysis

BMO Capital performed a leveraged buyout analysis to estimate the highest theoretical purchase price that could be paid in a leveraged buyout of the Company in order to generate returns to a financial sponsor ranging from 22% to 25%. BMO Capital assumed that a buyout firm would be able to finance the acquisition with senior debt at 3.5x LTM EBITDA and subordinated debt of 1.0x LTM EBITDA. BMO Capital calculated the return to the buyer by using a range of exit multiples of 7.0x to 8.0x EBITDA for the fiscal year ending September 30, 2011 using the Company management’s financial projections. To determine the implied total equity value for the Company, BMO Capital subtracted debt and added cash to the implied enterprise value for the Company.

This analysis indicated a range of implied values per Share of $14.46 to $16.35.

General

This summary is not a complete description of the analyses performed by BMO Capital but contains the material elements of the analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. BMO Capital believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the processes underlying BMO Capital’s analyses and opinion. In arriving at its fairness determination, BMO Capital considered the results of all such analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

The analyses were prepared for purposes of providing an opinion to the Board of Directors of the Company and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. In performing its analyses, BMO Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. The analyses performed by BMO Capital are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, BMO Capital or any other person assumes responsibility if future results are materially different from those forecast.

BMO Capital’s opinion to the Board of Directors of the Company was one of many factors taken into consideration by the Board of Directors of the Company in making its determination to approve the transactions contemplated by the Merger Agreement.

BMO Capital, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. BMO Capital and its affiliates may have in the past provided certain banking services to the Company or Parent or their respective affiliates, and BMO Capital and its affiliates may provide banking services to the Company or Parent and their respective affiliates in the future, for which we or they may have received or will receive customary fees. BMO Capital provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

Pursuant to a letter agreement dated February 18, 2005, as amended on January 31, 2006, the Company engaged BMO Capital to act as its financial advisor in connection with the Company’s analysis of its strategic options, including a possible sale of the Company. The Board of Directors of the Company selected BMO Capital based on its qualifications and expertise in providing financial advice to companies and its reputation as a recognized investment banking firm. Pursuant to the terms of the letter agreement, BMO Capital has billed the Company approximately $660,000 for services rendered through June 30, 2006, and BMO Capital is entitled to receive additional fees from the Company of approximately $500,000 in connection with the delivery of its opinion to the Board of Directors of the Company and a fee upon consummation of the transactions contemplated by the Merger Agreement (currently estimated to be approximately $2,500,000). The Company also has agreed to reimburse BMO Capital for its out-of-pocket expenses, including counsel fees, and to indemnify BMO Capital against certain liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company selected BMO Capital as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger and the Company had worked with BMO Capital in the past. Pursuant to a letter agreement dated February 18, 2005, as amended on January 31, 2006, the Company engaged BMO Capital to act as its financial advisor in connection with the Company’s analysis of its strategic options, including a possible sale of the Company. Pursuant to the terms of this engagement letter, the Company has agreed to pay certain fees to BMO Capital as described in Item 4 of this Statement. In addition, the Company has agreed to reimburse BMO Capital for its expenses, including attorneys’ fees and disbursements, and to indemnify BMO Capital and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 203 of the Delaware General Corporation Law.  As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement.

Certain Anti-takeover Provisions in the Company’s Certificate of Incorporation.  Article Eleventh of the Company’s certificate of incorporation requires the affirmative vote of holders of at least two-thirds of the outstanding common stock of the Company then entitled to vote at a meeting of stockholders for the adoption of any agreement for the merger or consolidation of the Company with or into any other person, unless the Board approves such agreement by resolution prior to the time that such person becomes a holder of more than 10% of the outstanding voting securities of the Company. In addition, Article Fourteenth of the Company’s certificate of incorporation requires the affirmative vote of holders of at least eighty percent of the outstanding common stock of the Company then entitled to vote at a meeting of stockholders in order to approve a business combination with an interested stockholder, unless such transaction is approved by a majority of the directors who are unaffiliated with the interested stockholder and were members of the Board prior to the time that the interested stockholder became an interested stockholder. The Board’s approval of the Merger Agreement, as described in Item 4 above, constitutes the prior approval required under Articles Eleventh and Fourteenth and, as such, these provisions are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights.  Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder’s Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Short-Form Merger.  Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company’s stockholders.

Antitrust.

The United States.  The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

On July 10, 2006, Molex filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. The Company is also required to file a Notification and Report Form under the HSR Act, which filing is required to be made on or before July 20, 2006. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Molex’s form is filed unless early termination of the waiting period is granted. Molex has requested early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Molex or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Molex and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Molex. In practice, complying with a request for addition information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Molex or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Molex relating to the businesses in which Molex and its subsidiaries are engaged, the Company believes that the acquisition of Shares by the Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Germany.  Under the German Act against Restraints of Competition (the “Act”), certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the “FCO” or BUNDESKARTELLAMT) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by the Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the date of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the Act, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed-upon extension, unless the FCO has given its clearance to the proposed transaction in writing before the end of such periods. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by the Purchaser pursuant to the Offer would create a dominant market position or strengthen an already-existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While Molex and the Purchaser do not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not seek to extend the waiting period.

Molex has advised the Company that it filed for clearance of the transaction under the German antitrust laws on July 7, 2006. The one-month mandatory waiting period under German law can be earlier terminated by the German antitrust authorities by issuance of a clearance decision. Although the parties anticipate an early clearance, there can be no guarantee of receiving early termination or that the German antitrust authorities will not conduct a further investigation or seek to prevent the transactions.

The Purchaser’s Designation of Persons to be elected to the Board of Directors.

The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by Molex, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to the Company’s Board of Directors, other than at a meeting of the Company’s stockholders, and such information is incorporated herein by reference.

Item 9.	Material to be Filed as Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Section 12 of the Offer to Purchase of Purchaser, dated July 10, 2006 (incorporated by reference to Exhibit (a) (1) (A) of the Schedule TO filed by Molex and Purchaser with the Securities and Exchange Commission on July 10, 2006).

(a)(2)	Letter to the stockholders of the Company, dated July 10, 2006.*

(a)(3)	Press release issued by the Company and Molex on June 30, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 5, 2006).

(e)(1)	Agreement and Plan of Merger, dated as of June 30, 2006, by and among the Company, Molex and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 5, 2006).

(e)(2)	Confidentiality Agreement, dated as of April 5, 2005, by and between the Company and Molex.

Exhibit No.	Description

(e)(3)	Confidentiality Agreement, dated as of February 24, 2006, by and between the Company and Molex.

(e)(4)	Opinion of BMO Capital Markets., dated June 30, 2005 (included as Schedule I hereto).*

(e)(5)	Information Statement of the Company, dated July 10, 2006 (included as Schedule II hereto).*

*	Included with the Statement mailed to the stockholders of the Company.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WOODHEAD INDUSTRIES, INC.

By:	/s/ Robert J. Tortorello
Name: Robert J. Tortorello

Title:	Vice President, General Counsel and
Secretary

Dated: July 10, 2006

Schedule I

June 30, 2006

The Board of Directors of
Woodhead Industries, Inc.
Three Parkway North, Suite 550
Deerfield, IL 60015

Ladies and Gentlemen:

You have requested that BMO Capital Markets Corp. (“BMO Capital”) render an opinion, as investment bankers, as to the fairness from a financial point of view to the holders of the common stock, par value $1.00 per share (the “Common Stock”), of Woodhead Industries, Inc., a Delaware corporation (the “Company”), of the consideration to be received by such holders in the proposed Transaction (as defined below) with Molex Incorporated, a Delaware corporation (“Parent”). Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Parent and MLX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), (i) Merger Sub shall commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for a cash purchase price of $19.25 per share (the “Per Share Cash Consideration”) and (ii) following consummation of the Offer, Merger Sub shall be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), and each share of Common Stock (other than Dissenting Shares (as defined in the Merger Agreement) and other than shares of Common Stock held in the treasury of the Company or owned by Parent and its affiliates or any subsidiary of the Company) will be converted into the right to receive the Per Share Cash Consideration. For purposes of this opinion, we have reviewed a draft of the Merger Agreement provided to us by the Company dated June 29, 2006 and have assumed that the final form of this agreement will not differ in any material respect from the draft Merger Agreement provided to us.

The Merger Agreement also contains certain conditions to the obligations of the parties to consummate the Transaction. We have assumed that all of the conditions to the Transaction will be satisfied and that the Transaction will be consummated on the terms reflected in the Merger Agreement, without waiver or amendment thereof.

In connection with our opinion, we reviewed, among other things:

•	The draft Merger Agreement;

•	Certain publicly available filings of the Company with the Securities and Exchange Commission including, but not limited to the Form 10-K/A for the year ended October 1, 2005, the Form 10-Q/A for the period ended December 31, 2005 and the Form 10-Q for the period ended April 1, 2006;

•	Historical stock prices and trading activity of the Common Stock;

•	Management prepared projected financial statements of the Company for the fiscal years ending September 30, 2006 through 2011; and

•	Independent third party research and estimates.

We also held discussions with members of the management of the Company regarding the past and current business operations, financial condition and future prospects of the Company.

In addition, BMO Capital:

•	Reviewed certain financial and stock market information for selected publicly traded companies that we deemed to be relevant;

•	Reviewed the financial terms, to the extent publicly available, of selected recent acquisitions of companies which we deemed to be relevant; and

•	Performed such other studies and analyses, and conducted such discussions, as we considered appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the foregoing information. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, or been furnished with any such appraisals. We have not evaluated the solvency or fair value of the Company or its subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct, and have not conducted, any due diligence or any physical inspection of the properties or facilities of the Company or its subsidiaries. With respect to the financial forecasts for the Company prepared by the Company’s management, we have been advised by the Company and we have assumed, without independent investigation, that such forecasts have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertakings or obligations to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to our attention after the date of the opinion. Our opinion has been prepared at the request and for the benefit and use of the Board of Directors of the Company in evaluating the fairness from a financial point of view to the holders of the Common Stock of the Per Share Cash Consideration. Our opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any stockholder of the Company should take in connection with the Transaction or any aspect thereof. Our opinion relates solely to the fairness, from a financial point of view, of the Per Share Cash Consideration as of the date hereof. We express no opinion herein as to the relative merits of the Transaction and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Transaction or the decision of the Board of Directors of the Company to proceed with the Transaction, nor do we express any opinion on the structure, terms or effect of any other aspect of the Transaction or the other transactions contemplated by the Merger Agreement. We are not experts in, and this opinion does not address, any of the legal, tax or accounting aspects of the proposed transaction. We have relied, as to such matters, on the Company’s legal, tax and accounting advisors.

Our opinion may not be reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public reference to BMO Capital be made without our prior written consent, except that it is understood that this opinion may be included in its entirety in any filing made by the Company in respect of the Transaction with the Securities and Exchange Commission, provided, that we will review and approve in advance all such disclosures prior to any such filing with the Securities and Exchange Commission or any other regulatory authority and prior to any dissemination of such filing to the Company’s stockholders.

BMO Capital has acted as financial advisor to the Company with respect to the Transaction and will receive a fee for our services, a substantial portion of which fee is contingent upon successful consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement. BMO Capital, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. BMO Capital and its affiliates (collectively, the “BMO Financial Group Entities”) may have in the past provided certain banking services to the Company or Parent or their respective affiliates, and BMO Financial Group Entities may provide banking services to the Company or Parent and their respective affiliates in the future, for which we or they may have received or will receive customary fees. BMO Capital provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

Based upon and subject to the foregoing, it is our opinion, as investment bankers, that as of the date hereof the Per Share Cash Consideration to be received by the holders of the Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

BMO Capital Markets Corp.

Schedule II

WOODHEAD INDUSTRIES, INC.

Three Parkway North, Suite 550
Deerfield, Illinois 60015

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 Thereunder

This Information Statement is being mailed on or about July 10, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Woodhead Industries, Inc., a Delaware corporation (the “Company”, “Woodhead”, “we”, or “us”). You are receiving this Information Statement in connection with the possible election of persons designated by Molex Incorporated, a Delaware corporation (“Molex” or “Parent‘), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

On June 30, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Molex and MLX Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Molex, pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the “Shares”), at a price per Share of $19.25, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Molex (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on July 10, 2006.

The Merger Agreement provides that, on the terms and subject to the satisfaction or waiver of the conditions set forth therein, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and direct wholly-owned subsidiary of Molex. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than treasury Shares and Shares that are owned by (i) Molex, the Purchaser or any wholly-owned subsidiary of Molex or (ii) stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of holders of Shares, be cancelled and converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Schedule II, which was filed by the Company with the SEC on July 10, 2006.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement.

Information set forth herein related to Molex, Purchaser or the Parent Designees (as identified herein) has been provided by Molex. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 10, 2006. The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 4, 2006, unless extended in accordance with its terms.

General Information Regarding the Company

The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of June 29, 2006, there were 12,498,973 Shares issued and outstanding. Molex and Purchaser own no Shares as of the date hereof.

Parent’s Right to Designate Directors to the Company’s Board of Directors

The Merger Agreement provides that, promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which represents at least a majority of the Shares then outstanding on a fully diluted basis, Parent shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, such number of directors as will give Parent representation on the Board of Directors equal to at least that number of directors, rounded to the nearest whole number, which is the product of (a) the total number of directors on the Company’s Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (b) the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company’s Board of Directors. Upon Parent and Purchaser’s request, the Company may either increase the size of the Company’s Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Parent’s designees to be elected to the Company’s Board of Directors.

After completion of the Offer and the election of the Parent’s designees to the Company’s Board of Directors, the Company and Parent have agreed that at least three directors who are currently members of the Board of Directors and who are not officers of the Company will remain as directors and serve on the Audit Committee of the Board at least until completion of the Merger.

The following table sets forth certain information with respect to the individuals Parent may designate to serve on the Company’s Board of Directors (each, a “Parent Designee”), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history.

		Present Principal Occupation or
Name	Age	Employment; Material Positions Held During Past Five Years

Martin P. Slark	51	Member of Molex Board of Directors since 2000. Vice Chairman and Chief Executive Officer of Molex. Mr. Slark has worked at Molex since 1976 filling various administrative, operational and executive positions both internationally and domestically. Prior to his current position, he served as Executive Vice President from 1999-2001 and President and Chief Operating Officer from 2001 until he assumed his current position effective July 1, 2005. Mr. Slark serves on the board of directors of Hub Group, Inc.
Frederick A. Krehbiel	65	Member of Molex Board of Directors since 1972.(a) Co-Chairman of the Board of Molex. Mr. Krehbiel was elected Vice Chairman and Chief Executive Officer in 1988 and Chairman of the Board of Directors in 1993. He became Co-Chairman in 1999 and served as Co-Chief Executive Officer from 1999-2001. He briefly served as Chief Executive Officer from 2004-2005. Mr. Krehbiel serves on the board of directors of Tellabs, Inc. and DeVry Inc.
John H. Krehbiel, Jr.	69	Member of Molex Board of Directors since 1966.(a) Co-Chairman of the Board of Molex. President of Molex 1975-1999 and Chief Operating Officer 1996-1999. Mr. Krehbiel became Co-Chairman in 1999 and served as Co-Chief Executive Officer from 1999 to 2001.
David D. Johnson	50	Vice President, Treasurer and Chief Financial Officer of Molex (2005-); Vice President, Treasurer and Chief Financial Officer, Sypris Solutions, Inc. (1998-2005).

(a)	Includes period served as a director of Molex’s predecessor.

Molex and Purchaser have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Parent may choose additional or other

Parent Designees, subject to the requirements of Rule 14f-1. None of the Parent Designees is currently a director of, or holds any position with, the Company. Molex and Purchaser have advised the Company that, to their knowledge, none of the Parent Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Molex and Purchaser that, to their knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Molex, Purchaser and the Company that have been described in the Schedule TO or the Statement.

Principal Stockholders

Common Stock Ownership

Set forth below is the number of Shares beneficially owned, as of July 7, 2006, by persons known to us to be beneficial owners of more than 5% of the outstanding Shares based solely on data furnished by such persons.

	Number of Shares		Percent of Class
Name	Beneficially Owned*		Beneficially Owned

Wells Capital Management Incorporated	1,017,175	(1)	8.2%
525 Market Street, 10th Floor
San Francisco, CA 94105
The TCW Group, Inc.	803,016	(2)	6.6%
865 South Figueroa Street
Los Angeles, CA 90017
Rutabaga Capital Management	708,832	(3)	5.7%
64 Broad Street, 3rd Floor
Boston, MA 02109
Dimensional Fund Advisors Inc.	693,839		5.6%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

*	According to Schedule 13Gs filed with the SEC and subject to the qualifications set forth therein.

(1)	Information provided in a Schedule 13G filed with the SEC on February 6, 2006 indicates that Wells Capital Management Inc. has sole voting power as to 922,700 shares and sole dispositive power as to 1,017,175 shares.

(2)	Information provided in a Schedule 13G filed with the SEC on February 13, 2006 indicates that The TCW Group, Inc. has sole voting power as to 0 shares, shared voting power as to 721,176 shares and shared dispositive power as to 803,016 shares.

(3)	Information provided in a Schedule 13G filed with the SEC on February 14, 2006 indicates that Rutabaga Capital Management has sole voting power as to 289,100 shares and sole dispositive power as to 708,832 shares.

Set forth below is the number of Shares beneficially owned, as of July 7, 2006 , by all directors and by each of the Named Executive Officers (defined below), and by all directors and executive officers as a group, based on data furnished by such directors and executive officers. Unless otherwise specifically stated below, all such persons have sole voting and investment power with respect to Shares listed.

	Number of Shares		Percent of
	Beneficially Owned(1)(2)		Class

Charles W. Denny	34,078		*
Robert H. Fisher	134,224		1.1%
Michael H. Gies	73,805		*
Ann F. Hackett	23,576		*
Philippe Lemaitre	442,898		3.5%
Linda Y. C. Lim	26,405		*
G. Thomas McKane	19,000		*
Eugene P. Nesbeda	25,000	(3)	*
Sarilee K. Norton	23,297		*
Robert J. Tortorello	93,617	(4)	*
Duane E. Wiedor	93,221		*
All directors and executive officers as a group (13 persons) including above-named	1,136,880		9.2%

*	Less than 1%

(1)	Except as otherwise indicated, each director and executive officer has sole voting and investment power over the shares he or she beneficially owns.

(2)	Includes shares which may be acquired within 60 days pursuant to option grants as follows: Mr. Denny — 21,000 shares, Mr. Fisher — 105,000 shares, Mr. Gies — 54,500 shares, Ms. Hackett — 16,000 shares, Mr. Lemaitre — 357,000 shares, Ms. Lim — 12,000 shares, Mr. McKane — 16,000 shares, Mr. Nesbeda — 16,000 shares, Ms. Norton — 16,000 shares, Mr. Tortorello — 65,210 shares, Mr. Wiedor — 72,000 shares and all directors and officers as a group — 862,120 shares. Stock options carry no voting or investment rights.

(3)	Shared voting and investment power as follows: Mr. Nesbeda — 7,000 shares.

(4)	Excludes 1,500 shares owned by Mr. Tortorello’s family members sharing the same household for which he disclaims any beneficial ownership.

Current Directors and Executive Officers of the Company

Directors

Name	Age	Director Since

Charles W Denny(A)(E)	70	1993
Ann F. Hackett(G)(H)	52	1997
Eugene P. Nesbeda(G)(H)	51	1997
Linda Y.C. Lim(G)(H)	55	1997
G. Thomas McKane(A)(E)	62	2002
Philippe Lemaitre(E)	56	1999
Sarilee K. Norton(A)(G)	59	1996

(A)	Member of Audit Committee

(E)	Member of Executive Committee

(G)	Member of Governance Committee

(H)	Member of Human Resources Committee

Mr. Charles W. Denny served as the Company’s Chairman of the Board from January 1, 2001 to August 1, 2003. Mr. Denny retired as Chairman of Square D Company and Schneider Electric North America on January 1, 2002. In 1998, he retired as Chief Executive Officer of Group Schneider North America.

Ms. Ann F. Hackett is the President of Horizon Consulting Group, LLC, which was founded in 1990. Horizon Consulting Group provides strategic, organizational, marketing and operational consulting services. Ms. Hackett is also a director of Capital One Financial Corporation.

Mr. Eugene P. Nesbeda has been the Managing Director of Performance Catalysts, LLC since September 2002. He was the Managing Director of Nesbeda & Co., a company he founded, from 2001 to 2002. Prior to 2001, he had been President, Tetra Pak Plastic Packaging at Tetra Pak Group since 1995. Mr. Nesbeda currently serves as the Company’s lead independent director. Performance Catalysts is an investment and advisory firm.

Dr. Linda Y. C. Lim is Professor of Corporate Strategy and International Business at the Stephen M. Ross School of Business, University of Michigan. From 1994 to 2001, she had been Associate Professor of International Business at the school. She also has been Director of the University’s Center for Southeast Asian Studies since 1993.

Mr. G. Thomas McKane is the Chairman and retired Chief Executive Officer of A. M. Castle & Co. He became its Chairman and Chief Executive Officer in 2004. He had been President and Chief Executive Officer of Castle since May 2000. From 1997 to 2000, Mr. McKane was Senior Vice President, Emerson Electric Company and Chairman, EGS Electrical Group. Mr. McKane is also a director of American Woodmark Corp. and of A. M. Castle & Co., one of the nation’s leading suppliers of specialty and high technology metals.

Mr. Philippe Lemaitre joined the Company in October 1999 as its President and Chief Operating Officer. On January 1, 2001, Mr. Lemaitre became the Company’s President and Chief Executive Officer and on August 1, 2003 he was appointed Chairman of the Board. Prior to joining the Company, he had served as Corporate Vice President, Chief Technology Officer at Amp, Inc. since 1997.

Ms. Sarilee K. Norton is President of Norton Associates, a firm which she founded in 1999. She had been President of Tru-Tech, a division of Temple-Inland Inc. from November 2002 until September 2005. Prior to that, she had been a Director of Dock Square Consultants, Inc. since May 1999. Norton Associates has a business consulting and advisory practice.

Executive Officers

Name	Age	Position

Philippe Lemaitre	56	Chairman, President and Chief Executive Officer and a Director
Robert H. Fisher	58	Vice President of Finance, Chief Financial Officer
Michael H. Gies	47	Vice President, E.V.P. Woodhead Europe
Robert A. Moulton	56	Vice President, Human Resources
Joseph P. Nogal	51	Vice President, Treasurer/Controller and Assistant Secretary
Robert J. Tortorello	56	Vice President, General Counsel and Secretary
Duane W. Wiedor	47	Vice President, E.V.P. Woodhead North America

Mr. Philippe Lemaitre joined the Company in October 1999 as its President and Chief Operating Officer. On January 1, 2001, Mr. Lemaitre became the Company’s President and Chief Executive Officer and on August 1, 2003 he was appointed Chairman of the Board. Prior to joining the Company, he had served as Corporate Vice President, Chief Technology Officer at Amp, Inc. since 1997.

Mr. Robert H. Fisher joined Woodhead in December 2000 as Vice President, Finance and Chief Financial Officer. He previously served as Executive Vice President of Finance for Rockwell International’s Electronic Commerce group from 1998 to 2000.

Mr. Michael H. Gies joined Woodhead in January 2000 as Vice President, Marketing and Product Development, Daniel Woodhead Company. He was appointed President, Aero-Motive Company in February 2002. In January 2003 he was elected a Corporate Vice President and Executive Vice President, Global Marketing, Connectivity. In August 2003 he was appointed Vice President, Corporate Development and Strategy. In December 2004 he became Executive Vice President, Woodhead Europe.

Mr. Robert A. Moulton joined Woodhead in October 1986 as Manager, Human Resources and was elected Vice President in May 1987.

Mr. Joseph P. Nogal became Woodhead’s Treasurer/Controller in January 1991. He was elected Assistant Secretary in July 1993, and was elected Vice President, Treasurer/Controller in January 1999.

Mr. Robert J. Tortorello became our General Counsel and Secretary in June 1987. He was elected Corporate Vice President in January 1991.

Mr. Duane E. Wiedor joined Woodhead in April 2001 as President, Aero-Motive Company. In February 2002 he was appointed President, Woodhead Connectivity, N.A. and North American Operations. In January 2003 he was elected a Corporate Vice President and Executive Vice President, Woodhead Connectivity, N.A. In October 2004 he became Executive Vice President, Woodhead North America. He previously served as Business Development Manager/Production Manager at Tessy Plastics Incorporated from 1998 to 2001.

Information Regarding the Company’s Board of Directors

Board of Directors and Committees of the Board

Board of Directors

The Board of Directors of the Company is comprised of seven directors. The Board has determined that all of its members, with the exception of Philippe Lemaitre, the Company’s Chairman, President and Chief Executive Officer qualify as independent directors under the Nasdaq listing standards. The Board normally considers dividend action in February, May, August and November. At its September meeting it reviews the Company’s operating plan and capital budget for the year ahead. At its November meeting it reviews the results of operations for the fiscal year just ended.

In fiscal 2005, there were fourteen meetings of the Board of Directors. The independent directors regularly meet without the Chief Executive Officer present. During fiscal 2005, the independent directors did so five times in conjunction with Board meetings. All directors were present for 75% or more of the total number of meetings of the Board of Directors and Committees of the Board on which they serve. It is the Company’s policy that directors shall attend the Annual Meeting of Stockholders unless doing so is impracticable due to unavoidable circumstances. All directors attended the Company’s 2005 Annual Meeting of Stockholders.

Stockholders may contact any member of the Board by mail. To communicate with the Board or any of its members, stockholders should send such correspondence addressed to the director(s) “c/o Corporate Secretary” at Three Parkway North, Suite 550, Deerfield, IL 60015. All such correspondence will be opened by the office of our General Counsel and forwarded to the addressee(s) unless such correspondence is in the nature of advertising, promotion, customer complaints or patently offensive material.

Committees of the Board

The committees established by the Board to assist it in the discharge of its responsibilities are the Audit Committee, Executive Committee, Governance Committee, and Human Resources Committee. Each of these committees has a written charter which is available on the Company’s website at www.woodhead.com. These committees and the principal responsibilities of each are described below. Respective memberships on the various committees are identified in the list of directors in this Proxy Statement.

The Audit Committee is comprised of three directors, all of whom qualify as independent directors under the Nasdaq listing standards. The Board has determined that three of its members (McKane, Nesbeda and Norton) would qualify as “audit committee financial experts”, in accordance with Item 401(h) of SEC Regulation S-K. Currently, Ms. Norton and Mr. McKane serve on the Audit Committee. This Committee assists the Board of Directors with its oversight responsibilities relating to the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of the Company’s internal audit function and independent auditors; the independent auditor’s qualifications and independence; and the Company’s compliance with its ethics policies and legal and regulatory requirements.

The Audit Committee reviews and reassesses the adequacy of its charter at least annually and, when appropriate, recommends changes to the Board of Directors. It is responsible for the appointment, compensation, and oversight of the work of the independent auditors. The Audit Committee also pre-approves all audit and non-audit services provided by the independent auditors. The Audit Committee held four meetings during fiscal 2005.

The Executive Committee, comprised of three directors, exercises the authority of the Board of Directors in certain matters subject to the final approval of the entire Board. This Committee meets periodically to discuss and review matters of interest to the Board. The Executive Committee held no meetings during fiscal 2005.

The Governance Committee is comprised of four directors, all of whom qualify as independent directors under the Nasdaq listing standards. The Governance Committee reviews the qualifications of prospective directors and submits its recommendations to the Board of Directors for the nominees to be submitted to stockholders for election at the annual meeting or to fill board vacancies. It regularly evaluates the performance of the Chief Executive Officer, the directors and the Board, and reviews such evaluations with the Board, the other committees and individual directors, as appropriate. This Committee also reviews and recommends board committee assignments. The Governance Committee held two meetings during fiscal 2005.

The Governance Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board’s oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Governance Committee examines, through interviews and reference checks, a candidate’s specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Governance Committee also seeks to have the Board represent a diversity of backgrounds and experience.

The Governance Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Governance Committee, a stockholder must submit the recommendation in writing and must include the following information:

•	The name of the stockholder and evidence of that person’s ownership of Company stock, including the number of shares owned and the length of time of ownership; and

•	The name of the candidate, the candidate’s resume or a listing of his or her qualifications to be a director of the Company and the person’s consent to be named as a director if selected by the Governance Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Corporate Secretary at Three Parkway North, Suite 550, Deerfield, IL 60015 and must be received by the Corporate

Secretary not less than 90 days prior to the anniversary date of the Company’s most recent annual meeting of stockholders.

The Governance Committee uses a variety of sources to identify potential nominees, including industry sources and current directors and executive officers. The Governance Committee also, from time to time, engages firms that specialize in identifying director candidates. As described above, the Committee will also consider candidates recommended by stockholders.

Once a person has been identified by the Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Governance Committee determines that the candidate warrants further consideration, the Chair or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Governance Committee requests information from the candidate, reviews the person’s accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s accomplishments. The Committee’s evaluation process does not vary based on whether or not a candidate is recommended by a stockholder.

The Human Resources Committee is comprised of three directors, all of whom qualify as independent directors under the Nasdaq listing standards, are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and are “Non-Employee Directors” within the meaning of Rule 16b-3(b)(3) of the Securities Exchange Act of 1934, as amended. The Human Resources Committee has oversight responsibility for executive management performance; competitiveness and effectiveness of compensation plans; benefit plans; succession planning and key employee programs. This Committee reviews human resource plans, policies and processes to confirm that the Company’s organizational development and executive compensation practices support its strategic business objectives.

This Committee reviews and recommends to the Board of Directors the compensation strategy, philosophy, and guidelines for the Company’s executive officers and key employees, including the Chief Executive Officer, as well as specific compensation actions for the executive officers and key employees. It also awards stock option and restricted share grants to directors, management personnel and key employees of the Company and its subsidiaries, and maintains administrative authority with respect to the Company’s stock awards plans. The Human Resources Committee held three meetings during fiscal 2005.

Compensation of Directors

Directors who are employees of the Company receive no additional compensation for service on the Board of Directors or any committee thereof. All other directors received an annual retainer of $10,000 plus an additional $1,500 for attendance at each meeting of the Board or a committee of the Board during fiscal 2005. No attendance fee was paid for telephonic meetings of less than two hours. In addition to the retainer, Mr. Nesbeda received $10,000 per annum for serving as lead independent director. Committee chairpersons also received an annual stipend of $2,000.

Beginning in January 2006, non-employee directors will receive an annual retainer of $20,000 plus an additional $1,500 for attendance at all meetings of the Board or a committee of the Board. Committee chairpersons will also receive an annual stipend of $5,000. Mr. Nesbeda will continue to receive $10,000 per annum for serving as lead independent director.

Under a deferred compensation arrangement, non-employee directors may elect to defer payment of their annual retainers and fees until termination of their services as directors. Deferred amounts accrue interest at the Federal Reserve Discount Rate until paid. The Company has established a trust to ensure payment to all directors of their deferred compensation.

Directors are expected to accumulate shares of the Company’s stock and, as a result, the Board has set specific ownership targets for its members. Pursuant to the Company’s Stock Awards Plans, non-employee directors are eligible to receive grants of either stock options or restricted stock. Under these Plans, the Human Resources Committee determines the number of shares covered by an option and the option price, which price, however, may not be less than the fair market value of the stock at the time of the grant. During fiscal 2005 no grants of stock options or restricted stock were made to the non-employee directors.

In December 2005 each non-employee director received a restricted stock grant of 2,000 shares of the Company’s stock (12,000 shares in aggregate).

During fiscal 2005, director stock option exercises were as follows:

	No. Shares	Exercise Price	Fair Market Value at
Director	Exercised	per Share	Time of Exercise

Charles W. Denny	1,400	$10.03	$15.60
Linda Y. C. Lim	4,000	$10.375	$13.30

Executive Compensation

The following table sets forth the compensation received by the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the “Named Executives”) for services to the Company and its subsidiaries during the last three fiscal years.

	Annual Compensation				Long-Term Compensation
				Other Annual	Restricted		All Other
		Salary	Bonus	Compensation	Stock Awards	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	(3) ($)	(#)	($) (4)

P. J. Lemaitre	2005	454,615	0	(1)	0	0	8,374
Chairman, President and	2004	434,615	264,240	(1)	0	130,000	9,034
Chief Executive Officer	2003	415,384	183,750	(1)	365,625	150,000	9,023
R. H. Fisher	2005	252,589	0	29,026 (2)	209,300	0	8,374
Vice President and	2004	242,270	130,737	(1)	0	45,000	8,918
Chief Financial Officer	2003	231,161	85,657	(1)	0	25,000	9,570
D. E. Wiedor	2005	218,477	0	(1)	0	0	7,198
Vice President, Exec. V.P.	2004	207,333	0	(1)	0	36,000	7,250
Woodhead North America	2003	195,191	0	(1)	152,760	50,000	8,173
R. J. Tortorello	2005	187,996	0	(1)	0	0	8,158
Vice President, General	2004	182,520	63,494	(1)	0	20,000	8,305
Counsel and Secretary	2003	178,450	41,493	(1)	0	14,000	7,870
M. H. Gies	2005	175,390	0	(1)	0	0	6,595
Vice President, Exec. V.P.	2004	163,987	75,845	(1)	0	30,000	5,659
Woodhead Europe	2003	148,222	0	(1)	152,760	50,000	6,372

(1)	No disclosure is required pursuant to applicable Securities and Exchange Commission regulations, as the aggregate value of perquisites and other personal benefits covered by this column does not exceed the lesser of $50,000 or 10% of the annual salary and bonus shown for the indicated Named Executives.

(2)	Includes $21,821 for Mr. Fisher’s membership initiation and dues and $7,205 for Mr. Fisher’s Company automobile.

(3)	The aggregate number and value of Mr. Lemaitre’s restricted stock holdings, valued as of the last day of the fiscal year, are 57,500 and $789,475, respectively. The aggregate number and value of Mr. Fisher’s restricted stock holdings, valued as of the last day of the fiscal year, are 14,000 and $192,220, respectively. The aggregate number and value of Mr. Wiedor’s restricted stock holdings, valued as of the last day of the fiscal year, are 12,000 and $164,760, respectively. The aggregate number and value of Mr. Gies’ restricted stock holdings, valued as of the last day of the fiscal year, are 12,000 and $164,760, respectively. Dividends will be paid on the restricted shares.

(4)	Reflects amounts for (a) the Company’s defined contribution plans and (b) life insurance premium payments as follows: Mr. Lemaitre — 2005 (a) $6,568 and (b) $1,806, 2004 (a) $7,228 and (b) $1,806, 2003 (a) $8,057 and (b) $966; Mr. Fisher — 2005 (a) $6,568 and (b) $1,806, 2004 (a) $7,112 and (b) $1,806, 2003 (a) $8,604 and (b) $966; Mr. Wiedor — 2005 (a) $6,568 and (b) $630, 2004 (a) $6,620 and (b) $630, 2003 (a) $8,005 and (b) $168; Mr. Tortorello — 2005 (a) $6,352 and (b) $1,806, 2004 (a) $6,499 and (b) $1,806, 2003 (a) $6,904 and (b) $966; and Mr. Gies — 2005 (a) $6,212 and (b) $383, 2004 (a) $5,302 and (b) $357, 2003 (a) $6,274 and (b) $98.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information on option grants in fiscal 2005 to the Named Executives.

					Potential
	Individual Grants				Realizable Value
		Percent of			at Assumed
		Total			Annual Rates of
		Options			Stock Price
		Granted to	Exercise or		Appreciation for Option Term
	Options	Employees in	Base Price	Expiration	5%	10%
Name	Granted(1) (#)	Fiscal 2005	($/Share)	Date	($)	($)

P. J. Lemaitre	0	—	—	—	—	—
R. H. Fisher	0	—	—	—	—	—
D. E. Wiedor	0	—	—	—	—	—
R. J. Tortorello	0	—	—	—	—	—
M. H. Gies	0	—	—	—	—	—

No stock option grants were made to the Named Executives during fiscal year 2005. (For a discussion of the reason for this, please refer to the HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION.)

AGGREGATED OPTION EXERCISES
IN LAST FISCAL YEAR AND
FISCAL YEAR END OPTION VALUES

The following table sets forth information regarding stock option exercises during fiscal 2005 and the unexercised options held as of the end of fiscal 2005.

	Shares		Number of Unexercised	Value of Unexercised
	Acquired on	Value	Options at Fiscal	In-The-Money Options
	Exercise	Realized	Year End (#)	at Fiscal Year End(1) ($)
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

P. J. Lemaitre	0	0	332,000/100,000	312,301/329,500
R. H. Fisher	0	0	96,666/8,334	59,164/27,585
D. E. Wiedor	0	0	65,333/36,667	47,733/55,968
R. J. Tortorello	0	0	66,743/4,667	33,659/15,448
M. H. Gies	0	0	47,833/36,667	49,632/55,968

(1)	The value represents the fair market value as of the end of fiscal 2005 of the shares subject to such options less the exercise price of such options.

Agreements with Executive Officers

The following summary of the general terms of agreements with our executive officers is subject to and qualified by the complete text of these agreements, forms of which have been filed with or incorporated by reference into our periodic reports under the Securities Exchange Act of 1934.

Severance Agreements

The Company has entered into severance agreements with certain key employees, including Messrs. Lemaitre, Fisher, Wiedor, Tortorello and Gies, which provide for the payment of compensation and benefits in the event of termination of employment following a change in control of the Company. The agreements generally define “change in control of the Company” as (i) the acquisition of 25% or more of the combined voting power of the Company’s then outstanding securities; (ii) a change in the majority of the Company’s Board of Directors over a two-year period; or (iii) stockholder approval of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets or the merger or consolidation of the Company with any other corporation, unless the Company’s stockholders continue to hold at least 80% of the combined voting power of the voting securities of the Company or the surviving entity.

The original term of the severance agreements is three years; provided, however, that each October 1 the agreements will be extended for an additional year unless the Company provides proper notice of its intention not to extend the agreements. If a change in control of the Company occurs during the original or extended term, the agreements will continue in effect until the later of (i) the original or extended term or (ii) twenty-four months beyond the month in which the change in control occurs. In no event will the term of an agreement extend beyond the date the executive attains age sixty-five.

An executive whose employment is terminated following a change in control of the Company generally will receive compensation pursuant to the severance agreement only if the termination was by the Company without “cause” or by the executive for “good reason” as those terms are defined in the agreements. In addition to the ordinary compensation and benefits (excluding severance) to which any terminated employee would be entitled, the severance agreements provide the following additional benefits payable after a change in control of the Company to executives who are terminated without cause or who resign for good reason: (i) three times (two times for Mr. Gies) the sum of the executive’s base salary and two times the target bonus; provided, however, that if the executive is within three years of normal retirement age, then this amount is reduced pro rata; (ii) continued health care coverage for up to 36 months; (iii) a cash payment equal to the difference between the fair market value of the Company’s stock and the exercise price of the unexercised options for the Company’s stock times the number of shares represented by the unexercised options; (iv) a cash payment equal to the present value of the accrued benefit under the Retirement Plan and the account balance in the Profit Sharing Plan to the extent that either is not fully vested; (v) the payment of any federal excise taxes; and (vi) the reimbursement of all legal and accounting fees and expenses incurred as a result of such termination.

The Company has established a trust that, in the event of a change in control of the Company, will be funded to ensure payment to all key employees of the compensation and benefits described herein.

Retirement Plans

The Company provides retirement plans that cover the employees of the Company and its subsidiaries; excluding, however, those employees who are members of groups which have not adopted the retirement plans, groups covered by collective bargaining agreements that do not provide for participation in the retirement plans and the employees of certain foreign subsidiaries. The retirement plans are funded entirely by the Company and provide pension benefits upon retirement at age 65.

Estimated Annual Normal Retirement Pension

	Based Upon the Indicated Benefit Service
Five Year Average Compensation	10 Years	15 Years	20 Years	25 Years	30 Years

$ 50,000	$3,078	$4,617	$6,156	$7,696	$9,235
75,000	6,078	9,117	12,156	15,196	18,235
100,000	9,078	13,617	18,156	22,696	27,235
125,000	12,078	18,117	24,156	30,196	36,235
150,000	15,078	22,617	30,156	37,696	45,235
170,000	17,478	26,217	34,956	43,696	52,435
200,000	21,078	31,617	42,156	52,696	63,235
205,000	21,678	32,517	43,356	54,196	65,035
210,000	22,278	33,417	44,556	55,696	66,835

The retirement plan for the Company and most of its U.S. subsidiaries provides pension benefits upon retirement at age 65 equal to 1.2% of the participant’s average annual compensation multiplied by years of credited service up to 30 years, reduced by 0.6% of final average compensation (which reflects reductions for social security benefits) up to covered compensation multiplied by years of credited service up to 30 years. The retirement plan for one other U.S. subsidiary provides monthly pension benefits upon retirement at age 65 equal to the actuarial equivalent of a participant’s cash balance account. This account is the sum of 3% of the participant’s compensation and interest credits increased annually at the rate on ten-year Treasury Constant Maturities.

Participants are fully vested in their accrued pension benefits after five years of service. The Plans provide for early retirement at age 55 with 10 years’ continuous employment. In the event of the death of an active participant who has completed 5 years of service, provision is made to pay a benefit of monthly income for life to the participant’s spouse equal to 50% of the benefit which would have been payable to the participant.

Annual amounts of normal retirement pension payable under the Plans are illustrated in the above table. The illustration assumes retirement as of October 1, 2005 at normal retirement age of 65. Benefits were computed on a straight life annuity basis. The number of years of service, as of October 1, 2005, for each of the executive officers listed in the summary compensation table was as follows: Mr. Lemaitre — 6 years, Mr. Fisher — 4 years, Mr. Wiedor — 4 years, Mr. Tortorello — 18 years, and Mr. Gies — 5 years.

Supplemental Executive Retirement Plan

The Woodhead Industries, Inc. Supplemental Executive Retirement Plan (the “SERP”) is a non-qualified and unfunded plan designed to provide supplemental retirement benefits to selected key employees of the Company who have forfeited potential retirement benefits from former employers and/or who are subject to statutory or regulatory restrictions on qualified plan benefits. The supplemental benefit payable to the participant listed in appendix A of the SERP who retires on or after his normal retirement age is equal to sixty percent (60%) of his average monthly compensation, less the sum of (i) his “Primary Social Security Benefit” and (ii) the actuarial equivalent of any retirement benefits to which such participant is then entitled under any other retirement plan or arrangement maintained by the Company. Such participant’s average monthly compensation is one-sixtieth (1/60) of the aggregate of such participant’s base salary and twice the target bonus award for the five highest consecutive Plan Years (as defined in the Retirement Plan). The SERP provides for early retirement (before age 65) under certain conditions with reduced benefits. The supplemental benefit to which a participant may be entitled under the SERP may be paid as a lump sum benefit at retirement. Mr. Lemaitre is the only Named Executive currently covered by appendix A of the SERP who would be entitled to benefits thereunder. The estimated lump sum benefit under the SERP that would be received by Mr. Lemaitre, if he retired at age 65, is $4,243,311. This amount assumes that Mr. Lemaitre will continue to work for the Company until his normal retirement date and that his earnings will equal his fiscal year 2005 base salary plus twice his target bonus award.

The supplemental benefit payable to each participant listed in appendix B of the SERP who retires on or after his normal retirement age is equal to the qualified plan benefit (as calculated with the assumption that the target bonus award doubled) less the qualified plan benefit. The supplemental benefit to which such a participant may be entitled under the SERP may be paid as a lump sum benefit at retirement. No Named Executives currently covered by appendix B of the SERP would be entitled to benefits thereunder.

The Company has established a trust that, in the event of a change in control of the Company, will be funded to ensure payment to all participants of the benefits described herein.

Profit Sharing Plans

The Company provides profit sharing plans which cover the employees of the Company and its subsidiaries; excluding, however, those employees who are members of groups which have not adopted the profit sharing plans, groups covered by collective bargaining agreements that do not provide for participation in the profit sharing plans and employees of certain other subsidiaries. The Company funds the profit sharing plans and annual profit sharing contributions are, under most profit sharing plans, 5% of annual consolidated net profit, as defined, but not exceeding 15% of the aggregate compensation paid to participants during the year. Up to one-third of the Company’s annual profit sharing contribution may, at the Company’s sole discretion, be made in the Company’s Common Stock. The contributions, together with non-vested amounts of earlier profit sharing contributions forfeited by reason of terminations of employment during the year, are allocated among the accounts of participants in accordance with a formula based on participants’ covered compensation. The amounts so allocated (except for any portion of the Company’s contribution that was made in Common Stock) are invested by the plan trustee, at the direction of each participant, in various investment alternatives. A participant’s account is vested in annual increments of 20% for each year of service and is fully vested after five years of service. Employees earn a year of service for each twelve consecutive month period of service completed. The accounts, however, are automatically vested upon death, permanent disability or reaching age 65. Distribution of a participant’s vested account balances is normally made upon termination of employment in the form of a single payment. Installment payments may be elected if termination is because of retirement or disability.

The profit sharing plan for the Company and its U.S. subsidiaries also provides employees the opportunity for tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code of 1986. The profit sharing plan allows participants to make elective deferrals of up to 15% of their eligible compensation, not to exceed the maximum amount allowable by law. The Company will make matching contributions of 50% of the amount (up to 4% of the participant’s eligible compensation) a participant defers to the Plan.

Employee contributions and income derived therefrom are 100% vested and nonforfeitable. Amounts credited to participant accounts which are attributable to the Company’s matching contributions (and any income derived therefrom) are vested in annual increments of 20% for each year of service and are fully vested after five years of service. Employees earn a year of service for each twelve consecutive month period of service completed.

Management Incentive Plan

The Management Incentive Plan is administered by a Corporate Management Committee under the direction of the Human Resources Committee of the Board of Directors. Participants include officers and other key employees who can make significant contributions to the profitable growth of the Company. In general, a threshold level of earnings must be achieved before any payments can be made under the Plan.

Each eligible participant shall have a defined range of incentive opportunity (in advance of the fiscal year), including a maximum bonus amount, which is expressed as a percent of the participant’s base salary. Corresponding with the incentive opportunity are pre-established performance targets that must be achieved before the incentive award is earned. These performance targets are related to the specific levels of achievement in earnings for each of the business units or business regions. These targets include achievement of net income goals, income from operations goals and achievement of personal goals. Maximum payments may range from 50% to 125% of a participant’s base salary.

Stock Compensation Plans

The Company has adopted stock compensation plans, from time to time, for the benefit of certain key employees of the Company and its subsidiaries. There are currently five plans, the 1990, 1993, 1996, 1999, and 2001 Stock Awards Plans (the “1990 Plan”, “1993 Plan”, “1996 Plan”, “1999 Plan” and “2001 Plan”) under which options have been granted and remain unexercised. No further grants may be made under the 1990 Plan or the 1993 Plan. Presently there are approximately 60 employees eligible to participate. The Human Resources Committee of the Board of Directors administers these Plans. Under these Plans, options are granted to eligible participants to purchase Company stock. The Human Resources Committee determines the participants who are granted options, the number of shares covered by an option, and the option price. The option price, however, may not be less than the fair market value of the stock at the time of the grant. Options under all plans expire not later than ten years after grant. The optionee generally must exercise his option within 30 days of termination of employment with the Company or one of its subsidiaries. Termination of employment for death or disability may extend the post-employment period in which options may be exercised to up to two years, while retirement at age 55 or older may extend that period to up to five years (three years for grants made after October 26, 2001). Options are not transferable except in the case of the optionee’s death.

The Plans permit an optionee to acquire stock pursuant to an option either by paying cash or by exchanging Company stock at its then fair market value, or by a combination of cash and stock. The Plans provide for the granting of non-qualified options in addition to or instead of incentive stock options.

Also, the 1996 Plan, 1999 Plan and 2001 Plan authorize the Human Resources Committee to grant restricted stock with such restriction periods (but not less than one year) as it may designate. During the restriction period, the restricted stock may not be sold, assigned, pledged or otherwise transferred. Except for the restrictions on transfer and such other restrictions as the Human Resources Committee may impose, a participant has all the rights of a holder of the Company’s Common Stock including, but not limited to, voting and receiving dividends.

Human Resources Committee Report on Executive Compensation

The Human Resources Committee of the Board of Directors administers the Company’s executive compensation program. The Human Resources Committee is comprised of three directors, all of whom qualify as independent directors under the Nasdaq listing standards, as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and as “non-employee directors” within the meaning of Rule 16b-3(b)(3) of the Securities Exchange Act of 1934, as amended. The Human Resources Committee is responsible for all compensation matters for the Company’s executive management and has overall responsibility to review and recommend policies for employee compensation and benefits to the Board of Directors.

Compensation Objectives

The Company’s executive compensation program is designed to meet the following objectives:

•	Support the Company’s business strategy and financial goals;

•	Attract and retain employees with leadership skills and other key competencies required to shape the Company’s future;

•	Encourage and reward exceptional performance; and

•	Align the interests of stockholders and employees by employing equity-based compensation so that a significant portion of each executive’s total compensation is dependent on the performance of Woodhead Industries’ common stock.

Components of Executive Compensation

The components of total compensation for executives are base salary, annual incentive, long-term incentive in the form of stock options or restricted stock, and benefits. The Committee annually reviews total compensation for the Company’s executives, as well as each component of compensation. This review involves a market comparison of compensation and changes in compensation for equivalent positions in related industries, including companies of comparable size. Independent compensation consultants, at the request of the Committee, provide competitive compensation data. Periodically, the Committee meets privately with the compensation consultants to discuss such data and to obtain counsel as to the competitiveness and fairness of compensation proposals.

Base Salary — Base salary is generally set at a range around the median salary offered by companies in related industries and of comparable size. An individual’s base salary and any increases thereto are based on the executive’s performance, experience, and reference to competitive rates for jobs with comparable content. Actual salary adjustments for executives are determined on a case-by-case basis and vary based on factors including performance, job content, and prevailing salary practices.

Annual Incentive Plan — Under the Company’s annual Management Incentive Plan, a target annual incentive is established for all participants in the form of a percentage of base salary. For all participants in the Management Incentive Plan, performance is measured against a predetermined scale with a minimum threshold level of achievement in earnings under which no portion of an incentive award is earned. In addition to the Company’s financial performance targets, participants have personal performance goals that are taken into account in determining the final cash incentive awards granted under the Management Incentive Plan. The Human Resources Committee reviews and recommends all awards under the Management Incentive Plan for approval by the Board of Directors.

For the Chief Executive Officer, incentive awards are based on achievement of targeted levels in net income. Company performance is measured against a predetermined scale with a minimum threshold level of achievement in net income under which no portion of an incentive award is earned.

Although the Company achieved its threshold level of net income in 2005, the Human Resources Committee and the Board of Directors believed it was in the best interests of the stockholders not to award the bonuses earned by the corporate officers.

Long-Term Incentives — Long-term incentives are provided in the form of stock options and restricted stock under the 2001 Stock Awards Plan and predecessor plans.

Stock Options — Incentive stock options or non-qualified stock options may be granted to executives to assure competitive compensation, to link stockholder and management interest, to reward superior management performance, and to encourage ownership in the Company. The Committee has established specific stock ownership objectives for key management employees.

Normally, stock options are granted annually to executive officers and key management personnel. The exercise price of such stock options has always been set at the fair market value on the date of the grant. The Company has never re-priced any stock option grant.

Restricted Stock — Restricted stock awards are intended to further align management and stockholder interests and to assure retention of key executives. The Company’s long-term performance ultimately determines the compensation value derived from restricted stock, since the value is dependent on the growth of the Company’s stock price.

Special Grants — One of the Committee’s primary responsibilities is to ensure that the Company is able to attract, motivate and retain leadership talent with competencies to shape the Company’s future. To accomplish this objective, the Committee may award special equity grants to certain key employees. Such grants are limited to executives who have the potential to significantly impact the long-term value of the Company. During fiscal 2005, in order to retain a key member of management and to further align the interests of that individual with the stockholders, the Committee awarded a special equity award of restricted stock to one individual, who is a Named Executive Officer. In addition, in order to attract an executive with specific leadership skills and industry knowledge, the Committee awarded an employment equity award of restricted stock to one individual who is not a Named Executive Officer.

During fiscal 2005 there was no regular grant of stock options to executives and eligible managers. This was because the Committee granted a second fiscal 2004 stock option award in September 2004. The purpose of the acceleration of that grant into fiscal 2004 was to reduce the transition expenses associated with stock option grants under recent Financial Accounting Standards Board rules for expensing stock options.

Benefits — Certain employee benefits are provided to executives as part of the total compensation program. Generally, the benefits offered to executives are those offered to the general employee population, except for certain incremental amounts of life insurance. Additionally, executive officers are provided non-cash personal benefits such as tax and financial planning, health exams, club memberships, and company cars. One of the Named Executives is also covered by a Supplemental Executive Retirement Plan.

Section 162(m) Compliance — Section 162(m) of the Internal Revenue Code of 1986, as amended, places a $1,000,000 cap on the amount of compensation that may be deducted for each of the Named Executives, subject to certain exceptions. The Committee regularly monitors this cap and its potential implications.

Chief Executive Officer Compensation

Mr. Lemaitre’s base salary was increased during fiscal 2005 to an annual rate of $460,000, competitive with the median base salary paid to chief executive officers of comparably sized corporations in related industries.

In fiscal 2005 Mr. Lemaitre had a target annual incentive level of 50% of base salary. Although the Company achieved its threshold level of net income in 2005, the Human Resources Committee and the Board of Directors believed it was in the best interests of the stockholders not to award the bonuses earned by Mr. Lemaitre and the other corporate officers.

During fiscal 2005, the Committee did not make a grant of stock options to Mr. Lemaitre for the reasons stated in the “Long-Term Incentives” section above.

HUMAN RESOURCES COMMITTEE
Ann F. Hackett, Chairperson
Linda Y.C. Kim
Eugene P. Nesbeda
December 21, 2005

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The information contained in the Human Resources Committee Report shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

Compensation Committee Interlocks and Insider Participation

Compensation Committee Interlocks and Insider Participation

Other than his or her directorship, the members of our Human Resources Committee do not have any relationship with the Company, our Chief Executive Officer or any other executive officer of the Company.

Certain Transactions

The Company does not have any information relating to certain relationships or related transactions that is required to be reported by Item 404 of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and Nasdaq. Executive officers and directors are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the copies of such forms furnished to the Company and written representations from the Company’s executive officers and directors, all forms were filed on a timely basis.

Stock Price Performance

Performance Graph

The following graph compares the cumulative total stockholder return on the Company’s Common Stock for the last five fiscal years with the cumulative total return on the Russell 2000 Index and a peer group of companies chosen by the Company (the “Peer Group”) over the same period (assuming the investment of $100 in the Company’s Common Stock, the Russell 2000 Index and the Peer Group on September 29, 2000 with all dividends reinvested). The companies comprising the Peer Group are manufacturing companies of similar size and complexity to the Company and whose products are similar to the products marketed by the Company’s Connectivity segment. The Company’s Human Resources Committee uses these same companies for compensation benchmarking.

The Peer Group is comprised of the following companies: Artesyn Technologies, Inc., BEI Technologies, Inc., Emulex Corporation, Littelfuse Inc., Magnetek Inc., Methode Electronics, Inc. (Class A), Parlex Corporation, Power-One, Inc., SL Industries, Inc., Sparton Corporation, Spectrum Control Inc., Technitrol, Inc. and Vicor Corporation.

The information contained in the Five-Year Performance Graph shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.